[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


January 14, 2009




Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Jackson National Separate Account - I ("Registrant")
         File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 65 under the Securities Act of 1933, and Amendment No. 181 under the Investment Company Act of 1940, to the registration statement. We are making this filing under rule 485(a)(1) of the Securities Act of 1933.

The proposed disclosure reflects no novel issues. We revised our currently offered optional Guaranteed Minimum Death Benefits (GMDBs) to allow for, under certain limited conditions, payment of the death benefit after the Income Date. For our four currently offered GMDBs that contain a "roll-up" component, we added more favorable treatment of premium received during the first Contract Quarter. We also added GMDB conversion privileges to certain discontinued GMDBs. In addition, we changed the contract's Latest Income Date.

Please note that several more offerings will contain these revisions.  Regarding
these   additional   offerings,   a  request  for  approval   pursuant  to  rule
485(b)(1)(vii) will follow this filing.

Following are the representations requested in the Commission's press release dated June 24, 2004:

     STATEMENT OF REGISTRANT'S POSITION

     Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

     TANDY ACKNOWLEDGEMENTS

     We hereby acknowledge and agree as follows:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please  call or e-mail me with your  questions  or  comments.  My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel